

April 8, 2014

<u>Via E-mail</u>
Mr. Jinshan Dai
President, Treasurer and Secretary
Adamas Ventures, Inc.
Room 1403, No. 408 Jie Fang Zhong Road
Guangzhou, Guangdong
PR China, 510030

> **Re: Adamas Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 12, 2014**
> **File No. 333-194492**

Dear Mr. Dai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

2.   Please provide a brief summary of your business plan, including how you plan to compete with other distributors of baby products in your target markets.

3.   Please clarify what operating activities, if any, have been undertaken in furtherance of your business plan. In this regard, we note your disclosure that you have had "limited operating activities" and that you "recently began [your] operation" which suggests that you have commenced some operating activities. We also note your references in the MD&A section to continuing operations. If you have not commenced operations, please revise those statements accordingly and clearly state in the prospectus summary that you have not commenced operations.

4.   Please specify how the offering price was determined.

Risk Factors

"Because our sole officer and director will own fifty percent or more …"

5.   Please revise your risk factor disclosure to clarify that Mr. Dai currently owns 100% of the issued and outstanding common stock and that he will own 66.67% of the issued and outstanding common stock assuming all shares are sold in this offering.

Use of Proceeds

6.   Please discuss your plans if 25% or less than 25% of the maximum proceeds are obtained.

7.   We note your disclosure that you reserve the right to change the use of proceeds, "provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated in an amended prospectus…" Please revise to discuss the certain contingencies and alternatives. Refer to Instruction 7 to Item 504 of Regulation S-K.

Management's Discussion and Analysis and Plan of Operation

8.   We note the statement that you have not yet planned your expansion or decided on the scale of your development and expansion. Please revise to reconcile with the Plan of Operations section.

Estimated Expenses for the Next Twelve-Month Period

9.   You state that you require a minimum of $30,000 of funding from this offering in order to implement your plan of operations for the next twelve-month period. Please expand

your disclosure under the "Estimated Expenses for the Next Twelve-Month Period" caption to provide your estimated expenses to fund your plan of operations assuming $30,000 cash will be raised from this offering.

Description of Business

General

10.   Please revise to clarify how you intend to conduct your business as a company incorporated in Nevada with operations in Central or South America and a sole employee in China. For example, it is unclear if Mr. Dai intends to ever visit future operating sites. It is also unclear if you will depend entirely on local individuals to start up or run your business. Your revised disclosure should clarify the approximate timeline when you anticipate reaching milestones, such as an agreement to rent or use a local address for operations, hiring persons to conduct operations, agreement with manufacturers or distributors, etc. We may have further comment.

11.   Please revise to address the sourcing of your planned products. For example, it is unclear if you plan to hire companies to manufacture products for you. If you plan to purchase final products at retail prices, please revise to address whether and how you intend to resell them at a profit.

12.   With a view to clarifying disclosure, please advise us of the company's decision to focus on baby products in light of the sole employee's experience as a sales manager of an appliance company.

13.   Please briefly discuss the baby product market in Central and South America and why these are your target markets.

Product

14.   Please briefly discuss your principal products and clarify whether you have identified specific manufacturers from which you intend to purchase your principal products. Additionally, we note references throughout the prospectus to "our products." Please clarify, if true, that you have no products and will be dependent on others for manufacturing.

Sales and Marketing Strategy

15.   We note your statement that you believe you will be "successful in selling high quality products at reasonable prices because manufacturers in Panama sell their products through a network of specialized intermediary distribution companies rather than themselves." Please clarify how this statement relates to your sales and marketing strategy.

16.   We note your references to sanitary ware distribution, the construction industry and ceramic sanitary ware. Please explain.

Competition

17.   Please discuss your method of competing in the distribution of baby products. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Government Regulation

18.   Please identify and summarize the material regulations applicable to your intended operations in Panama and where applicable. Additionally, please advise us of the basis for the statement that you do not need to receive any government approvals necessary to conduct your business.

Report of Independent Registered Public Accountant, page F-1

19.   Please have your auditor revise the opinion paragraph of their audit report in accordance with the auditor's standard report on financial statements under AU Section 508.

Exhibits

20.   Exhibits 3.1 and 3.1A are not filed in the proper format and are partially illegible. Please refile the articles of incorporation in a proper electronic format. Please refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

21.   We note your disclosure that you "have a verbal agreement with Mr. Dai that, if necessary, he will loan the Company funds to complete the registration process." Please file a written description of this verbal agreement as an exhibit to the registration statement. See Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04, which is available on our website.

22.   Please revise the prospectus to identify who Mr. Dai made the verbal agreement with and state, if true, that the agreement is not contractually binding.

Other

23.   Please note that adding page numbers will facilitate our review of your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Mr. Jinshan Dai
Adamas Ventures, Inc.
April 8, 2014
Page 5

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Jill Arlene Robbins, Esq.